UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: July 3, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek to Participate in the
Sixth Annual CEO Investor Summit 2014

Accredited investor and publishing research analyst event
to be held concurrently with SEMICON West and Intersolar 2014 in San Francisco

MIGDAL HA'EMEK, Israel, July 3, 2014- Camtek Ltd. (Nasdaq: CAMT ; TASE: CAMT) announced that Mr. Rafi Amit, the Company’s Chairman and CEO, will participate in the Sixth Annual CEO Investor Summit 2014 which will be held on Wednesday July 9, 2014 in San Francisco, California.

The CEO Summit is an accredited investor and publishing research analyst event that is held concurrently with SEMICON West and Intersolar 2014 in San Francisco.  The event is hosted by executive management from participating companies and will feature a “round-robin” format consisting of small group meetings, each 30 minutes in duration. While held concurrently with SEMICON West and Intersolar 2014, the event is not affiliated with the show.

The CEO Investor Summit is by invitation only and is open to accredited investors and publishing research analysts.  Investors and analysts that wish to attend should either contact Camtek’s investor relations or the Summit’s co-chairs. As space is limited, investors and analysts are asked to RSVP early. Hosts reserve the right to limit attendance as necessary.

ABOUT CAMTEK LTD.

Camtek provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing manufacturing yield and improve products' reliability, while enabling and supporting customers’ latest technologies in the Semiconductor, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.  Camtek is headquartered in Migdal Haemek, Israel.

This press release is available at www.camtek.co.il.

RSVP Contacts for 6th Annual CEO Summit 2014

Laura J. Guerrant-Oiye Guerrant Associates Phone: (808) 882-1467 Email: lguerrant@guerrantir.com	Claire E. McAdams Headgate Partners LLC Phone: (530) 265-9899 Email: claire@headgatepartners.com